U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                      ULTIMATE SECURITY SYSTEMS CORPORATION
             (Exact name of registrant as specified in its charter)

NEVADA                                                                88-0363285
------                                                                ----------
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

2082 Michelson Drive, Suite 100, Irvine, California                        92612
--------------------------------------------------------------------------------
(Address of registrant's principal executive offices)                 (Zip Code)


                                 800.689.8004
                                 ------------
              (Registrant's Telephone Number, Including Area Code)

 Securities to be registered under Section 12(b) of the Act:


     Title of Each Class                      Name of Each Exchange on which
     to be so Registered:                    Each Class is to be Registered:
     --------------------                    -------------------------------

           None                                          None

           Securities to be registered under Section 12(g) of the Act:

                          Common Stock, Par Value $.01
                          ----------------------------
                                (Title of Class)

                         Preferred Stock, Par Value $.01
                                (Title of Class)



                                   Copies to:

                               Thomas E. Stepp, Jr.
                                 Stepp Law Group
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 16
                      Exhibit Index is specified on Page 15

                     Ultimate Security Systems Corporation,
                              a Nevada corporation

                  Index to Registration Statement on Form 10-SB

Item Number and Caption                                                    Page
-----------------------                                                    ----

1.  Description of Business                                                  3

2.  Management's Discussion and Analysis of Financial Condition              6
    and Results of Operations

3.  Description of Property                                                  7

4.  Security Ownership of Certain Beneficial Owners and Management           7

5.  Directors, Executive Officers, Promoters and Control Persons             8

6.  Executive Compensation - Remuneration of Directors and Officers          9

7.  Certain Relationships and Related Transactions                           9

8.  Description of Securities                                               10

    PART II

1.  Market Price of and Dividends on the Registrant's Common Equity         11
    and Related Stockholder Matters

2.  Legal Proceedings                                                       11

3.  Changes in and Disagreements with Accountants                           12

4.  Recent Sales of Unregistered Securities                                 12

5.  Indemnification of Directors and Officers                               13

PART F/S

Financial Statements                                              14 through 52

PART III

1(a).    Index to Exhibits

1(b).    Exhibits                                              E-1 through E-27

         Signatures                                                         54

Item 1. Description of Business.
--------------------------------

Our Background. Ultimate Security Systems Corporation ("Ultimate Security") was incorporated in the State of Nevada on August 18, 1994.

Our Business. We intend to develop, manufacture and market automobile anti-theft devices. We have developed an automobile anti-theft device, called the "Powerlock", which prevents "hot wiring" of an automobile's ignition system. "Hot-wiring" accounts for approximately ninety percent of the 1.5 million vehicles stolen annually.

The Powerlock device was originally developed and patented by John N. Hillard and Allan McDougal. Mr. McDougal ultimately assigned all of his right, title and interest in the patent to us. Mr. Hillard assigned his right, title and interest in the patent (United States Patent No. 5548164, issued August 20, 1996) to us in return for 2,666,666 shares of our common stock. After completing a working prototype and successfully field-testing the Powerlock device, we entered into contracts with manufacturers in order to produce the Powerlock device. Currently, we have a nationwide distribution agreement with James Moser & Associates, and a distribution agreement for the Los Angeles, California area with Sure Filter Technology, Inc.

Our Powerlock Device. The Powerlock device is an adaptable security module with microprocessors that prevent electrical current from being delivered through the automobile's starter solenoid. The device arms passively. We believe the Powerlock is extremely difficult to circumvent with casual or professional theft techniques of "hot wiring". Ninety percent of all vehicles stolen are "hot wired". We believe that the majority of these thefts are by professionals. We believe that most, if not all, of the security, anti-theft and recovery system devices marketed by our competitors, including those with "ignition kill" and "engine immobilizers" or similar disabling techniques, can be circumvented by automobile thieves, some in a matter of seconds.

We currently have an available add-on product, an anti-car jacking device that plugs into an automobile's basic electrical system and is microprocessor driven. This product is designed to stop the automobile's engine through a preprogrammed shutdown routine. This product is also sold as a separate stand-alone product. We are also currently developing applications of our products for commercial trucks and commercial truck trailers.

The Market. According to Consumer Reports Magazine, the automobile aftermarket annual revenues for security and anti-theft systems is estimated at $540 million. According to Aftermarket Business Magazine, which cited a number of industry consultants and retailers, aftermarket analysts believe that the security system segment of the automobile aftermarket is relatively untapped and large automotive aftermarket retailers are moving towards more sophisticated merchandising techniques to capitalize on the current and potential size of this market segment.

According to Business Week Magazine, the number of stolen automobiles has been increasing each year for the past ten years with approximately 1.5 million automobiles currently being stolen annually, despite the increasing number of security systems being sold during the same period. Further, it is estimated that only one in twenty automobiles have security devices of any type. Many insurance companies reduce automobile insurance premiums by 20% for automobiles protected by specific types of anti-theft equipment (passive arming is generally required for discounts) and a few states mandate insurance premium reductions for certain anti-theft devices.

Our Product Distributors. We have negotiated distribution agreements with the following companies:

o CJ's Shop in Santa Monica, California. CJ's Shop manufactures custom automobiles and performs classic car restoration.

o James Moser & Associates.

o Sure Filter Technology, Inc.

o PTEAZER Inc., in Westminster, California. PTEAZER Inc. is an auto body shop.

o Auto Body of New Braunfels in New Braunfels, Texas. Auto Body of New Braunfels restores classic automobiles.

o Good Marketing, Inc., located in Amityville, New York.

o Pat Leigh of Pensacola, Florida.

o Brian Robinson of Merrimack, New Hamphire.

o Jim Ruggero of Long Beach, California.

o Thomas Case Co. of Corona, California.

o B-Square Mobile Electronics of San Diego, California.

o Allen Associates of Oxnard, California.

o The Balance Co., Inc., and Passive Armed Systems, Inc. of Dexter, Maine.

o Mark Weaver of Kilauea, Hawaii.

o Patrick Hentges of Midlothian, Virgina.

o KB Marketing of Westlake Village, California.

o Infinity Marketing Group of Maitland, Florida.

o Powerlock Security Products located in The Netherlands.

Our competition. There are many other companies in the business of manufacturing and distributing automobile anti-theft devices. These devices are generally grouped into:

o steering wheel bar type devices or locks;

o electronic tracking devices, including homing devices and cell phone tracking devices;

o starter interruption devices or other ignition system disabling devices; and

o alarms

There are many manufacturers and distributors of steering wheel bar or lock devices. The Club is the original, patented vehicle steering wheel lock and the number one selling mechanical anti-theft device for cars and trucks in the world. It is one part of a group of security products manufactured by Winner International Products, which also include a premium line of cable locks, utility locks, padlocks, and security motorcycle and bicycle locks.

The effectiveness of wheel bar or lock devices is questionable, in that even a relatively inexperienced car thief can remove the device from the steering wheel by cutting the steering wheel or spraying freon into the lock of the device and tapping it with a hammer. Moreover, most insurance companies do not discount insurance rates for insured vehicles utilizing lock or bar devices for anti-theft purposes.

The remote start/vehicle tracking devices manufactured by Audiovox Corporation include anti-code grabbing technology, remote control vehicle starting systems, and cell phone tracking, which requires the consumer to install a permanent cell phone in the automobile and which requires a monthly service charge to remain activated.

The LoJack vehicle recovery system, manufactured by LoJack Corporation, is an electronic homing device placed in an automobile which can be traced by the police. LoJack advertises this system as the only stolen vehicle recovery system used by the police. When an automobile is stolen, the police must be notified. A signal is broadcast from a tower which can be tracked by police cars with monitors. The automobile is located by triangulation of the signal between the tower and at least two police cars.

The Block, manufactured by Choice Security Products, is a starter interruption device, which means the device must be activated to engage the starter when the ignition key is turned. The Block is a passive system which means the device is always armed and does not require resetting between activations. This device also requires no special keys, beepers or any outside devices and is advertised as being impervious to being "hot-wired" or bypassed. The Block is also independent of the computers, electronics and fuel system of the automobile. The Carbine and Marksmen vehicle security systems manufactured by Magnadyne include a wide range of starter disabling systems with various remote control options.

Distribution. Distribution channels are well defined for the "installer" market, mass merchandising chains, and automotive aftermarket retailers. We anticipate that our primary distribution channel will be comprised of independent manufacturer representatives who will sell into existing accounts such as single installation facilities, automobile dealerships, automotive parts stores, mass merchandisers, and wholesale distributors.

Initially, we will utilize two types of manufacturer representatives, one for the installer market (audio and other electronic products that generally require installation), and one for representatives that carry automotive parts and accessories. We believe our products are priced at the low end of the "installer" segment and we believe our products are competitively priced.

Marketing Our Product. Target markets consist generally of large metropolitan areas throughout the United States. We anticipate entering specific market segments sequentially, beginning with the "installer" market segment and moving up to the larger retail markets. The objective of this market segment entry order is to reduce the amount of time to produce unit sales.

These market segment entries will be supported primarily through our public relations campaign which promotes the unique attributes of our anti-theft products. The public relations and advertising campaign will focus on the primary method of theft, which is "hot wiring", and how our products prevent "hot wiring". Furthermore, we will illustrate how competitive products, whether mechanical or electronic, are easily circumvented, and how, in contrast, is more difficult to circumvent our products.

Our public relations effort will be supplemented with advertising specifically designed for each targeted market segment, including advertising in electronic consumer publications. Our advertising in trade publications will stress the ease of installation and that our products can be added to automobiles that already have an alarm or other anti-theft system installed. Packaging configurations and point of sale material will also be tailored to each segment.

In December 1999, we added Good Marketing, Inc., located in New York, as a manufacturer's representative. Good Marketing, Inc., provided us with a list of over 150 preferred accounts in New York State, and we intend to aggressively market our products to these potential customers. For example, one account has 16 new car dealerships as customers, and another account has about 100 retail outlets. We also added Dischiavi Enterprises, a restoration shop in New Jersey, as a dealer, and other dealers in New Milford, Connecticut, and Cypress, California. From our limited trade advertising in October and November 1999, we have received over 170 dealer inquiries and we are currently in the process of telephone follow-up calls. We have also spoken with the Vice President of Marketing for Auto Nation, who has indicated an interest in distributing our products through their retail outlets. We are currently investigating the market for installation of the Powerlock in rental car fleets, including car rental resale divisions

Beacon Marine, a wholesaler of marine products, in interested in the application of Powerlock to boats, particularly in the Florida market. Powerlock was added to an "installation products" wholesale catalog which is distributed to 2,000 after-market product installers on the East Coast. We have also received inquiries about our products from certain Circuit City and Best Buy stores.

Production. Production of the circuit boards is robotic and all components can be purchased from a variety of vendors. Assembly, packaging and shipping is performed by subcontractors. All production processes and assembly operations can be performed in runs of as little as one unit. Sources of supply for all components are numerous and there is very little specialized tooling required. Extensive cost studies have been performed for all components and assembly operations.

We believe gross margins of 60% can be achieved in small production runs of 1,000 units or less that do not benefit from significant component price breaks for volume purchases. Larger production runs, typically over 5,000 units, benefit from significant component price reductions and we believe can produce 75% gross margins. We believe that the unit costs in these larger production quantities approximate similar costs incurred in the production of our electronic product competitors.


Employees. As of March 31, 2001, we had 6 employees. We anticipate using consultants for business, accounting, engineering, and legal services on an as-needed basis until full operations commence.

Reports to Security Holders. We are filing this Registration Statement on Form 10-SB in order to cause the Company to be listed on the Over-the-Counter Bulletin Board Quotation Service ("OTCBB") maintained by the National Association of Securities Dealers, Inc. As soon as this Registration Statement on Form 10-SB becomes effective, we will be required to provide an annual report to our security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The Company is not yet a reporting company. The public may read and copy any materials filed with the Securities and Exchange Commission ("SEC") at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.
-------------------------------------------------------------------------------

Liquidity and Capital Resources. Our cash and equivalents at December 31, 1999, equaled $50,189.00. Our cash and equivalents at December 31, 2000, equaled $1,291,251.00. Our cash and equivalents on March 31, 2001, equaled $1,112,890.00. During the period from August 18, 1994 (inception), to March 31, 2001, we received net proceeds of $1,960,207 from the sale of our common and preferred stock. We had cash resources of $1,112,890.00 at March 31, 2001. At December 31, 2000, our total current assets were $1,310,650.00 and our total current liabilities were $540,304.00. At December 31, 2000, our total current assets exceeded our total current liabilities by $770,346.00. Our net loss during our development stage is $602,325.00. At March 31, 2001, our total current assets were $1,148,256.00 and our total current liabilities were $755,799.00. At March 31, 2001, our total current assets exceeded our total current liabilities by $392,457.00.

Results of Operations. For the period from August 18, 1994 (inception) to March 31, 2001, we realized $39,971.00 in net sales. Our expenses for the three-month period ended March 31, 2001, of approximately $306,827.00 consisted of $27,082.00 for costs of sales; $213,677.00 for selling expenses; and $66,068.00 for general and administrative expenses.

Our Plan of Operation for the Next Twelve Months. Our plan of operation is materially dependent on our ability to raise significant funds. In addition, we must also be able to generate significant revenues to use for marketing and distributing our automobile anti-theft device. We must also raise working capital to pay for our legal and accounting fees over the next twelve months. If we are unable to generate sufficient funds to meet our obligations, then we anticipate that our expenses for the next twelve months will be limited to the day-to-day expenditures necessary to conduct business. We believe that we have sufficient funds in our bank account to meet our short-term operating expenses.

Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop, promote and conduct our operations. Such additional capital may be raised through public or private financing as well as borrowing and other sources. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not immediately available, we believe that our current cash resources will be sufficient to pay our expenses over the next twelve-month period. Therefore, we have not contemplated any plan of liquidation in the event that we do not generate additional funds.

Item 3.  Description of Property.
---------------------------------

Property held by Us. As of the dates specified in the following table, we held the following property:

--------------- ------------------ ------------------- ------------------------
Property        December 31, 1999  December 31, 2000   March 31, 2001
--------------- ------------------ ------------------- ------------------------
Cash            $46,989.00         $1,291.251.00       $1,112,890.00
--------------- ------------------ ------------------- ------------------------


Our Facilities. Our executive offices are located in both California and Florida and leased on a month-to-month basis at a rate of $505.00 and $950.00 a month, respectively. We also lease manufacturing facilities at a monthly rate of $490.00. All of our facilities are leased on a month-to-month basis.

Item 4.  Security Ownership of Certain Beneficial Owners and Management.
------------------------------------------------------------------------

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2001, by:

o each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of common stock;

o        each of our directors and named executive officers; and

o        each of our directors and executive officers as a group.

-------------------- -------------------------------- -------------------------- --------------------------
  Title of Class           Name and Address of          Amount and Nature of         Percent of Class
                            Beneficial Owner                    Owner
-------------------- -------------------------------- -------------------------- --------------------------
  $.01 par value          Michael K. Rasmovich                2,666,666                   31.46%
   common stock        5797 Via de la Plata Circle
                       Delray Beach, Florida 33484

-------------------- -------------------------------- -------------------------- --------------------------
  $.01 par value             James K. Cooper                  2,666,666                   31.46%
   common stock              317 Grand Canal
                         Newport Beach, CA 92662

-------------------- -------------------------------- -------------------------- --------------------------
  $.01 par value              John Hillard                    2,666,666                   31.46%
 preferred stock        251 North Mountain Trail
                         Sierra Madre, CA 91024

-------------------- -------------------------------- -------------------------- --------------------------


Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. In accordance with Securities and Exchange Commission rules, shares of our common stock which may be acquired upon exercise of stock options or warrants which are currently exercisable or which become exercisable within 60 days of the date of the table are deemed beneficially owned by the optionees. Subject to community property laws, where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of our common stock indicated as beneficially owned by them.

Changes in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
----------------------------------------------------------------------

Executive Officers and Directors. We are dependent on the efforts and abilities of certain of our senior management; specifically, Michael P. Rasmovich and James Cooper. The interruption of the services of key management could have a material adverse effect on our operations, profits and future development if suitable replacements are not promptly obtained. We anticipate that we will enter into employment agreements with each of our key executives. We cannot guaranty that each executive will remain with us during or after the term of his or her employment agreement. In addition, our success depends, in part, upon our ability to attract and retain other talented personnel. Although we believe that our relations with our personnel are good and that we will continue to be successful in attracting and retaining qualified personnel, we cannot guaranty that we will be able to continue to do so. Our officers and directors will hold office until their resignations or removal. Our directors and principal executive officers are as specified on the following table:

    ========================= ======== ================================

              Name              Age             Position
    ------------------------- -------- --------------------------------
       Michael P. Rasmovich      51         President and a
                                               Director
    ------------------------- -------- --------------------------------
                                          Chief Executive Officer,
         James K. Cooper         48          Secretary and a
                                               Director
    ------------------------- -------- --------------------------------

Michael P. Rasmovich, age 51, is our President and on our Board of Directors. Mr. Rasmovich has served as our President since our inception. Mr. Rasmovich spent fourteen years as District Sales Manager for Duracell, USA, from 1980 until 1993. After leaving Duracell in 1993, he was retained by Vitafort International Corporation as a sales consultant, until 1995. Currently, Mr. Rasmovich is serving as a marketing and sales consultant for a sports training start-up company. In 1971, he received a Bachelor of Science degree in Marketing from Central Michigan University.

James K. Cooper, age 48, is our Chief Executive Officer, Secretary and the Chairman of our Board of Directors. Mr. Cooper has been involved with Ultimate Security since inception. From 1984 to 1999, Mr. Cooper was the manager of Newport First, a general management consulting firm which focuses on providing strategic planning and related consulting services to emerging and middle-market companies. His duties included the supervision of clients involved in new venture launchings, growth management, and turnarounds, and he was personally involved in solving clients' operating, financial, and management problems. Mr. Cooper also held the positions of Chief Executive Officer, Chief Operations Officer and Chief Financial Officer during his tenure at Newport First. From 1982 to 1984, Mr. Cooper worked as a senior management consultant for Dalton, Haynes & Vance, Inc., where his focus was financial management, strategic planning and resolution of operating problems. From 1975 to 1982, Mr. Cooper was the General Manager of Archival Data Management. Mr. Cooper received a Bachelor of Arts Degree in Political Science from San Diego State University in 1974 and a Master of Business Administration from Pepperdine University in 1987. Mr. Cooper belongs to the Pepperdine University School of Business Management Partners.

There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Cooper or Mr. Rasmovich from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting Mr. Cooper or Mr. Rasmovich of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft or of any felony, nor is Mr. Cooper or Mr. Rasmovich an officer or director of any corporation or entity so enjoined.

Item 6.  Executive Compensation - Remuneration of Directors and Officers.
-------------------------------------------------------------------------

Any compensation received by our officers, directors, and management personnel will be determined from time to time by our Board of Directors. Our officers, directors, and management personnel will be reimbursed for any out-of-pocket expenses incurred on our behalf.

The table set forth below summarizes the annual and long-term compensation for services in all capacities to Ultimate Security payable to our Chief Executive Officer and the our other executive officers whose total annual salary and bonus is anticipated to exceed $50,000 during the year ending December 31, 2001.

 ===================== ================================ ========================

         Name                     Position                   Compensation
 --------------------- -------------------------------- ------------------------
  Michael P. Rasmovich             President              $120,000.00 per year

 --------------------- -------------------------------- ------------------------
    James K. Cooper       Chief Executive Officer and     $120,000.00 per year
                                  Secretary
 --------------------- -------------------------------- ------------------------


Shares Issued as Compensation for Services. As of March 31, 2001, 430,000 shares had been issued as compensation for services.

Employment Contracts. We anticipate we will enter into employment contracts with Michael Rasmovich, our President and a director; James Cooper, our Chief Executive Officer, Secretary and a director; and Brian Snyder, who provides us with technical assistance. We have not yet determined the specific terms of such employment contracts.

Directors' Compensation. Our directors do not receive compensation in their capacities as directors. However, our directors are reimbursed for expenses incurred on our behalf.

Item 7.  Certain Relationships and Related Transactions.
--------------------------------------------------------

Conflicts Related to Other Business Activities. The persons serving as our officers and directors currently have no existing responsibilities to provide management and services to entities other than us, but, in the future, may have such additional responsibilities to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time.

We will attempt to resolve any such conflicts of interest in our favor. Our officers and directors are accountable to us and our shareholders as fiduciaries, which requires that our officers and directors exercise good faith and integrity in handling our affairs. A shareholder may be able to institute legal action on our behalf or on behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to us.

Related Party Transactions. Our founders, James Cooper, Michael P. Rasmovich and John N. Hillard, each were issued and received 2,666,666 shares of our common stock. The consideration provided by our three founders for those shares of common stock did not consist of cash, but rather consisted of rights and services provided to us, including:

o the right to use United States Patent No. 5548164, and technologies derived therefrom, in the development and production of our automobile anti-theft device;

o professional time and costs incurred by the founders in connection with the design and engineering of our products; and

o other services and costs incurred by the founders to promote our business activities.

With regard to any future related party transaction, we plan to fully disclose any and all related party transactions, including, but not limited to, (i) disclosing such transactions in prospectus' where required; (ii) disclose in any and all filings with the Securities and Exchange Commission, where required;
(iii) obtain uninterested directors consent; and (iv) obtain shareholder consent where required.

Transactions with Promoters. The services of promoters have not been used.

Item 8.  Description of Securities.
-----------------------------------

We are authorized to issue 50,000,000 shares of $.01 par value common stock. Each share of common stock has equal rights and preferences, including voting privileges. As of March 31, 2001, there were 8,477,498 shares of our common stock issued and outstanding. We are also authorized to issue 12,000,000 shares of preferred stock, $.01 par value. As of March 31, 2001, there were 6,038,614 shares of our preferred stock issued and outstanding.

Each shareholder of our common stock is entitled to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of our common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of our directors or any other matter. Therefore, the holders of more than 50% of the shares voted for the election of those directors can elect all of the directors. The holders of our common stock are entitled to receive dividends when, and if, declared by our Board of Directors from funds legally available therefore. Cash dividends are at the sole discretion of our Board of Directors. In the event of our liquidation, dissolution or winding up, the owners of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of our liabilities and after a provision has been made for each class of stock, if any, having any preference in relation to our common stock. Holders of shares of our common stock have no conversion, preemptive, or other subscription rights, and there are no redemption provisions applicable to our common stock.

The holders of our Series A 14% Convertible Preferred Stock are entitled to a dividend rate of 14% annually from the date of original issue. Such dividends are payable, if, when, and as declared by our Board of Directors. Holders of our Series A 14% Convertible Preferred Stock do not have any voting rights.

Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock or preferred stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our Board of Directors and subject to any restrictions that may be imposed by our lenders.

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
-------------------------------------------------------------------------------

As of March 31, 2001, there were 6,038,614 warrants outstanding.

We have not entered into any stock option agreements.

Penny Stock Regulation. Shares of our common stock are subject to the rules adopted by the Securities and Exchange Commission that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Securities and Exchange Commission, which contains the following:


    o a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
    o a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws;
    o a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price;
    o   a toll-free telephone number for inquiries on disciplinary actions;
    o definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and
    o such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation.

Prior to effecting any transaction in penny stock, the broker-dealer also must provide the customer the following:
    o   the bid and offer quotations for the penny stock;
    o the compensation of the broker-dealer and its salesperson in the transaction;
    o the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and
    o month account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of our securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2.  Legal Proceedings.
---------------------------

There are no legal actions pending against us nor have we received any information or indication that there are any such legal actions contemplated, except for the following:

State of California. We have been contacted by the California Department of Corporations, Enforcement Division, which regulates the offer and sale of securities sold within, into or from the State of California, regarding the sale of our securities in the State of California. Specifically, on or about November 8, 2000, the State of California Department of Corporations requested information from us regarding the sale of our securities to certain investors in California. The inquiry focused primarily on the exemption relied upon by us for the sale of our preferred stock in California and what information was provided to purchasers of our shares. On or about January 10, 2001, our securities attorneys provided the Department of Corporations with the requested information. As of the date of this registration statement, there has been no further inquiry by the Department of Corporations. We do not believe we have violated California law and we will vigorously oppose any further action by the State of California.

State of Wisconsin. On or about August 10, 2000, we were contacted by the State of Wisconsin Department of Financial Institutions regarding the sale of our securities in Wisconsin. The Department of Financial Institutions requested certain information, including, but not limited to, information on all persons who purchased our shares in the State of Wisconsin. On or about September 5, 2000, we provided responses to the State of Wisconsin's inquiries. As of the date of this Registration Statement, we have had no further contact with the Secretary of the State of Wisconsin. We do not believe we have violated Wisconsin law and we will vigorously oppose any further action by the State of Wisconsin.

State of Illinois. On or about July 31, 2000, we received a letter from the Office of the Secretary of State of Illinois requesting certain information regarding the sale of our securities in the State of Illinois. On or about September 6, 2000, we provided responses to the Secretary of State of Illinois' inquiries. On or about February 7, 2001, the Secretary of the State of Illinois issued a Notice of Temporary Order of Prohibition alleging that the Company had violated certain sections of the Illinois Security Act of 1953. On or about March 9, 20001, we requested a hearing on the allegations. On March 16, 2001, we received a Notice of Hearing. On or about March 30, 2001, we responded to the Notice of Hearing. There is currently a hearing scheduled for June 28, 2001. Although, we do not believe we have violated Illinois law, we anticipate that we will offer rescission to the four (4) Illinois residents who purchased our preferred shares. The specific details of any such rescission have not yet been determined.

State of Utah. On or about January 16, 2001, we were contacted by the State of Utah Department of Commerce regarding the sale of our securities in Utah. The Director of the Utah Division of Securities also issued an Order to Show Cause. On or about March 20, 2001, we resolved the matter with the Utah Division of Securities.

Item 3.  Changes in and Disagreements with Accountants.
-------------------------------------------------------

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4.  Recent Sales of Unregistered Securities.
-------------------------------------------------

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about June 2, 1997, we issued 2,666,666 shares of our common stock to our President and director, Mr. Michael Rasmovich, 2,666,666 shares of our common stock to our Secretary and director, Mr. James Cooper, and 2,666,666 to John Hillard in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of
Section 3(b) of the Securities Act of 1933 and Rule 504 of Regulation D. The shares were issued in exchange for the right to technologies incorporated into our products; professional time and costs; and costs incurred and time spent for the benefit of Ultimate Security. We value the acquired assets at $200,000.00.

In or about August of 1997, we sold 265,498 shares of our common stock for $
0.10 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 3(b) of that Act and Rule 504 of Regulation D promulgated pursuant to that Act by the Securities and Exchange Commission. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of these shares. The net proceeds to us were $18,543.00

Also in or about August of 1997, we issued 80,000 shares of our common stock to JWR Consultants and 100,000 shares to Van Stillman, Esq., in transactions which we believe satisfy the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 3(b) of that act and Rule 504 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. The shares were issued in exchange for legal and administrative costs associated with the Regulation D, Rule 504 offering described in the immediately preceding paragraph.

In or about August of 1999, we approved the sale of 3,000,000 shares of our Series A preferred stock. In or around April of 2000, we approved the sale of an additional 2,000,000 shares of our Series A preferred stock. In or around March 12, 2001, we approved the sale of an additional 1,000,000 shares of our preferred stock. As of March 31, 2001, we had sold 6,038,614 shares of our preferred stock for $ 1.00 per share. The shares were issued in a transaction which we believe satisfies the requirements of that exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that Act and Rule 506 of Regulation D promulgated pursuant to that Act by the Securities and Exchange Commission. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of these shares. The net proceeds to us were $2,051,522.00 for all preferred stock sold as of March 31, 2001.

Item  5. Indemnification of Directors and Officers.
---------------------------------------------------

Our Articles of Incorporation provides, among other things, that our directors shall not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for:

    o any breach of such director's duty of loyalty to us or our security holders;
    o acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
    o liability for unlawful payments of dividends or unlawful stock purchase or redemption by us; or
    o any transaction from which such director derived any improper personal benefit.

Accordingly, our directors may have no liability to our shareholders for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to our shareholders.

Section 78.037 of the Nevada General Corporation law provides that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to or is involved in any pending, threatened, or completed civil, criminal, administrative, or arbitration action, suit, or proceeding, or any appeal therein or any inquiry or investigation which could result in such action, suit, or proceeding, because of his or her being or having been our director, officer, employee, or agent or of any constituent corporation absorbed by us in a consolidation or merger or by reason of his or her being or having been a director, officer, trustee, employee, or agent of any other corporation or of any partnership, joint venture, sole proprietorship, trust, employee benefit plan, or such enterprise, serving as such at our request or of any such constituent corporation, or the legal representative of any such director, officer, trustee, employee, or agent, from and against any and all reasonable costs, disbursements, and attorney's fees, and any and all amounts paid or incurred in satisfaction of settlements, judgments, fines, and penalties, incurred or suffered in connection with any such proceeding.

Indemnification Agreements. We anticipate that we will enter into indemnification agreements with each of our executive officers pursuant to which we will agree to indemnify each such officer for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such person in connection with any criminal or civil action brought or threatened against such person by reason of such person being or having been our officer or director or employee. To be entitled to indemnification by us, such officer must have acted in good faith and in a manner such officer believed to be in our best interests and, with respect to criminal actions, such person must have had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                                      Page
----------------------------------

1        Independent Auditor's Report                                     F-1

2        Audited Balance Sheet                                            F-2
         as at December 31, 1998

3        Audited Statement of Income
         for Year Ended December 31, 1998                                 F-3

4        Audited Statements of Stockholders
         Equity for Year Ended December 31, 1998                          F-4

5        Audited Statement of Cash Flows
         for Year Ended December 31, 1998                                 F-5

6        Notes to Audited Financial Statements                F-6 through F-8

7        Independent Auditor's Report                                     F-9

8        Audited Balance Sheet                                           F-10
         as at December 31, 1999

9        Audited Statement of Income
         for Year Ended December 31, 1999                                F-11

10       Audited Statements of Stockholders'
         Equity for Year Ended December 31, 1999                         F-12

11       Audited Statement of Cash Flows
         for Year Ended December 31, 1999                                F-13

12       Supplemental Information                                        F-14

13       Notes to Audited Financial Statements                 F-15 through F-18

14       Independent Auditor's Report                                       F-19

15       Audited Balance Sheet                                              F-20
         as at December 31, 2000

16       Audited Statement of Income
         for Year Ended December 31, 2000                                   F-21

17       Audited Statements of Stockholders'
         Equity for Year Ended December 31, 2000                            F-22

18       Audited Statement of Cash Flows
         for Year Ended December 31, 2000                                   F-23

19       Supplemental Information                                           F-24

20       Notes to Audited Financial Statements                 F-25 through F-28

21       Unaudited Balance Sheet as at March 31, 2001                       F-29

22       Unaudited Statement of Income for 3-Month Period Ending            F-30
         March 31, 2001

23       Unaudited Statement of Shareholders' Equity for 3-Month Period     F-31
         Ending March 31, 2001

24       Unaudited Statement of Cash Flows for 3-Month Period Ending        F-32
         March 31, 2001

25       Supplemental Information                                           F-33

26       Notes to Unaudited Financial Statements               F-34 through F-36

                             JOHN KINROSS-KENNEDY
                           CERTIFIED PUBLIC ACCOUNTANT
                          2233 MARTIN STREET, SUITE 413
                              IRVINE, CA 92612-1452
                              TEL NO (949) 261-6881

--------------------------------------------------------------------------------





Board of Directors
Ultimate Security Systems Corporation
2082 Michelson Drive, Suite 100
Irvine, CA  92612


We have audited the accompanying balance sheet of Ultimate Security Systems Corporation as of December 31, 1998, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards issued by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of Ultimate Security Systems Corporation as at December 31, 1998 and the revenues, expenses and cash flows for the year then ended, in conformity with generally accepted accounting principles.





/s/ John Kinross-Kennedy

John Kinross-Kennedy, C.P.A.

October 13, 2000
Irvine, California

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET
                                DECEMBER 31, 1998

                       (See Independent Auditor's Report)


                                     ASSETS
                                     ------

Current Assets:
                 Cash                                                          $    3,512
                 Inventories                                                        1,434
                                                                              ------------
                              Total Current Assets                                            $    4,946

Other Assets                                                                                     256,537
                                                                                             ------------

Total Assets                                                                                 $   261,483
                                                                                             ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------
Current Liabilities:
                 Accrued Interest                                              $   15,080
                              Total Current Liabilities                                      $    15,080

Other Liabilities                                                                                 53,000

Stockholders' Equity:

                 Common Stock, $.01 par value; 20,000,000 shares authorized;
                 8,477,498 shares issued and outstanding                          204,775

                 Capital in excess of par value                                    13,768

                 Deficit accumulated during the development stage                 (25,140)
                                                                              ------------

                              Total Stockholders' Equity                                         193,403
                                                                                             ------------

Total Liabilities and Stockholders' Equity                                                   $   261,483
                                                                                             ============











    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                       (See Independent Auditor's Report)




Net Sales                                                                  $ -

Costs and Expenses:

              Selling Expenses                             $ -

              General and Administrative Expenses:
                          Office Expense                 2,143
                          Bank Charges                      80          2,223
                                                    -----------   ------------

Income (Loss) from Operations                                          (2,223)

Other Income (Expense):

              Interest Expense                                         (6,080)
                                                                  ------------

Income (Loss) before provision for income taxes                        (8,303)

Provision for Income Taxes                                                   -
                                                                  ------------

Net Loss during the development stage                                 $(8,303)
                                                                  ============






    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                       (See Independent Auditor's Report)



                                                                      Capital in      Accumu-
                                        Preferred        Common       excess of        lated
                                          Stock          Stock        par value       Deficit          Total
                                       ------------   -------------  -------------  ------------   --------------

Balance - December 31, 1997                       -    $    204,775  $      13,768   $  (16,837)    $    201,706

Net Loss during the development stage                                                    (8,303)          (8,303)
                                       ------------   -------------  -------------  ------------   --------------

Balance - December 31, 1998             $         -    $    204,775   $     13,768   $  (25,140)    $    193,403
                                       ============   =============  =============  ============   ==============


                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                       (See Independent Auditor's Report)




Cash Flows from Operating Activities:
-------------------------------------


              Net Income (Loss) from operations                          $   (8,303)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                    Accrued Interest                                          6,080
                                                                        ------------

                       Net cash used in operating activities                             $  (2,223)

Cash Flows from Financing Activities:

              Inventories                                                      (484)
              Capitalized selling expenses                                   (3,395)
              Capitalized general and administrative expenses                     -
              Capitalized engineering expenses                              (15,956)
              Capitalized patent expenses                                      (652)
              Proceeds from issuance of notes                                 3,000
                                                                        ----------------
                      Net cash used in financing activities                               (17,487)
                                                                                       ------------


Net  Decrease in cash and cash equivalents                                                 (19,710)

Cash and equivalents at December 31, 1997                                                   23,222
                                                                                       ------------


Cash and equivalents at December 31, 1998                                               $    3,512
                                                                                       ============

Ultimate Security Systems Corporation NOTES TO THE FINANCIAL STATEMENTS For the Period Ending December 31, 1998

(See Independent Auditor's Report)


NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Consistent with SFAS No. 7 the Company is classified as a Development Stage Enterprise. Accordingly, the accompanying financial statements represent those of a development stage enterprise.

History of Operations
---------------------

The Company was incorporated on August 18, 1994. Since inception and through the period ending December 31, 1995, the Company's efforts were devoted primarily to an assessment of the automotive aftermarket and commercial truck market structures, an assessment of competitors and their products within those markets, pricing strategies of competitors, product attribute and positioning strategies of competitors, and an assessment of the technologies employed in competitive products.

During this same period, the Company began refining, with various industry sources, experts and consultants with industry knowledge and experience, competitive strategies for positioning its products, undertook product refinements and enhancements, and began to focus its efforts on securing manufacturer representatives for product representation, developing joint ventures, securing third party product endorsements, and to secure financing to begin commercialization of its products.

In 1996, the Company was issued its first patent covering the automotive anti-theft and anti-carjacking products. During the year, the company also filed a Continuation-In-Part to expand its patent coverage and to include product enhancements and refinements. In this same year, the Company initiated international patent filings.

During this same year, the Company's efforts were primarily devoted to obtaining financing to begin commercialization of the Company's products in addition to the activities from the prior year. In the second quarter of 1996, the Company entered into a distribution agreement for the Los Angeles, California area and shortly thereafter obtained financing to begin a limited introduction of its automotive aftermarket products for this region.

In 1997 the Company's efforts were devoted to obtaining additional financing for production and commercialization of the Company's products in conjunction with the development of selling and marketing collateral for the Los Angeles, California region product introduction. During this period, product engineering for commercialization and production of the automotive and commercial truck products yielded significant refinements in product design, manufacturability, and significant reductions in product costs.

The Company's efforts in 1998 were a continuation of those from the prior year. In the second quarter of this year, the Company entered into another distribution agreement that is national in scope.

Nature of Operations
--------------------

The Company's primary business is to market an automobile anti-theft product that also has applications to the commercial truck market, to market an automobile anti-carjacking product, and to complete development and then market an anti-theft product for commercial trailers. The Company's current efforts are focused on securing financing for production of the automotive products associated with both a national distribution agreement and a distribution agreement for the Los Angeles, California region.

Inventories
-----------

Inventories consist primarily of components and are valued at first-in, first-out cost, which is not in excess of market. Display material and factory supplies are charged to selling expenses.

Nonrecurring Expenses
---------------------

The Company capitalizes certain nonrecurring costs and expenses associated with the commencement of operations, product engineering and production, and the commercialization of the Company's products. Upon transition from a development stage enterprise, these capitalized amounts will be amortized over their respective expected useful lives, or over twelve months from the date of transition.

Other Assets
------------

Other assets comprise certain capitalized nonrecurring costs and expenses in the amount of $56,537 and an estimated value of the Company's proprietary technologies in the amount of $200,000 the value of which was determined by the accountants to the Company consistent with prescribed valuation methodologies.

Other Liabilities
-----------------

Other liabilities consist of three Notes in the amounts of $50,000, $1,000, and $2,000 respectively. Each Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balances as of December 31, 1998 were $50,000, $1,000, and $2,000 respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - STOCKHOLDERS' EQUITY

SFAS No. 7 requires disclosure of a) total consideration, monetary and nonmonetary expressed in dollars for each security issuance and for each equity security and, b) a description of the nature of the consideration received for each security issuance not involving cash and a description of the method of assigning dollar amounts to that consideration.

Stock issuances consist of common stock with $.01 par value. Each of the founders of the Company were issued 2,666,666 shares individually for the value of certain technologies incorporated into the Company's products.

Consideration for the security issuances did not consist of cash. The nature of the consideration, in addition to the right to the technologies incorporated into the Company's products, includes; professional time and costs incurred by one of the founders in the amount of $320,000; costs incurred and time spent on Company matters in lieu of alternative employment opportunities in the amount of $250,000; and time spent and nonaccountable expenses incurred by one of the founders in connection with the design and engineering of the Company's products in the amount of $160,000 respectively.

On April 3, 1997, the Company's Board of Directors approved amending the Company's Articles of Incorporation to: a) increase the number of authorized common shares to 20,000,000 with a par value of $.01 and b) authorize 5,000,000 shares of preferred stock with $.01 par value. The effect of this amendment has been presented retroactively to the date of inception in the accompanying financial statements.

The Company's Board of Directors also approved the issuance of up to 3,000,000 shares of common stock for sale to certain investors through a Regulation D, Rule 504 Offering in an aggregate amount not exceeding $1,000,000.

In August of 1997, the Company sold 265,498 shares of common stock pursuant to a Regulation D, Rule 504 Offering. The Company also issued 180,000 shares of common stock for certain legal and administrative costs incurred in conjunction with the Offering. Other costs associated with the Offering are charged to "Capital in excess of par value."

NOTE 3 - COMMITMENTS

Associated with the Note in the amount of $50,000, the Company is obligated to pay; a) $10 for each unit sold until the amount of the Note is retired, then b) $5 for each unit sold until the amount of the Note is paid, and c) 1% of the Company's gross revenues for a period of ten years after conditions a) and b) have been met.

NOTE 4 - EARNINGS PER SHARE

Earnings per share is required under generally accepted accounting principles to be disclosed by public companies and entities that have made a filing or are in the process of making a filing with a regulatory agency to prepare for the sale of securities in a public market. The Company is a Development Stage Enterprise not in these categories and therefore is not required to report earnings per share. The planned principal operations have not commenced. Earnings per share was not disclosed since the ordinary meaning of earnings per share would impart improper significance.

                              JOHN KINROSS-KENNEDY
                           CERTIFIED PUBLIC ACCOUNTANT
                          2233 MARTIN STREET, SUITE 413
                              IRVINE, CA 92612-1452
                              TEL NO (949) 261-6881

--------------------------------------------------------------------------------





Board of Directors
Ultimate Security Systems Corporation
2082 Michelson Drive, Suite 100
Irvine, CA  92612


We have audited the accompanying balance sheet of Ultimate Security Systems Corporation as of December 31, 1999 and December 31, 1998, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit Cumulative Balances Since Inception in these statements. We do not express an opinion nor do we offer any form of assurance on these items.

We conducted our audits in accordance with generally accepted auditing standards issued by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of Ultimate Security Systems Corporation as at December 31, 1999 and December 31, 1998 and the revenues, expenses and cash flows for the year then ended, in conformity with generally accepted accounting principles.





/s/John Kinross-Kennedy

John Kinross-Kennedy, C.P.A.

October 13, 2000
Irvine, California

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET
                                DECEMBER 31, 1999

                       (See Independent Auditor's Report)


                                                                                        1998             1999
                                                                                   -------------   ---------------


                                     ASSETS
                                     ------
Current Assets:
                 Cash                                                              $     3,512      $     50,189
                 Inventories                                                             1,434             1,434
                                                                                  -------------   --------------
                           Total Current Assets                                          4,946            51,623

Other Assets                                                                           256,537           268,598
                                                                                  -------------   ---------------

Total Assets                                                                       $   261,483      $    320,221
                                                                                  =============   ===============


                         LIABILITIES AND STOCKHOLDERS' EQUITY
                         ------------------------------------

Current Liabilities:
                 Accrued Interest                                                      $15,080          $ 21,476
                 Accrued Preferred Stock Dividends                                           -             4,208
                                                                                  -------------   ---------------
                              Total Current Liabilities                                 15,080            25,684

Other Liabilities                                                                       53,000            53,000

Stockholders' Equity:
                 Preferred Stock, $.01 par value; 6,000,000 shares authorized;
                 237,000 shares issued and outstanding                                       -             2,370

                 Common Stock, $.01 par value; 20,000,000 shares authorized;
                 8,477,498 shares issued and outstanding                               204,775           204,775

                 Capital in excess of par value                                         13,768            97,131

                 Accrued preferred stock dividends                                           -            (4,208)

                 Deficit accumulated during the development stage                      (25,140)          (58,531)
                                                                                  -------------   ---------------

                              Total Stockholders' Equity                               193,403           241,537
                                                                                  -------------   ---------------


Total Liabilities and Stockholders' Equity                                            $261,483         $ 320,221
                                                                                  =============   ===============






    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                               STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       (See Independent Auditor's Report)



                                                                                               Cumulative
                                                                                             From Inception
                                                                                                8/18/1994
                                                                                                 through
                                                     Year Ending         Year Ending           12/31/1999
                                                      12/31/1998          12/31/1999           (Unaudited)
                                                    ---------------    -----------------   --------------------
Net Sales                                            $          -       $            -      $               -

Costs and Expenses:

              Selling Expenses                                                   23,199                 25,464

              General and Administrative Expenses            2,223                3,832                 11,627
                                                    ---------------    -----------------   --------------------
                                                             2,223               27,031                 37,091
                                                    ---------------    -----------------   --------------------

Income (Loss) from Operations                               (2,223)             (27,031)               (37,091)

Other Income (Expense):

              Interest Expense                              (6,080)              (6,360)               (21,440)
                                                    ---------------    -----------------   --------------------

Income (Loss) before provision for income taxes             (8,303)             (33,391)               (58,531)

Provision for Income Taxes                                       -                    -                      -
                                                    ---------------    -----------------   --------------------

Net Loss during the development stage                $      (8,303)     $       (33,391)    $          (58,531)
                                                    ===============    =================   ====================

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       (See Independent Auditor's Report)




                                                                     Capital in        Preferred      Accumu-
                                       Preferred         Common        excess of        Stock          lated
                                         Stock            Stock        par value      Dividends       Deficit        Total
                                      -------------   -------------- --------------  -------------  ------------  -------------
Balance - December 31, 1998            $         -     $    204,775    $    13,768      $       -    $  (25,140)   $    193,403

Sale of Preferred Stock                      2,370                          83,363                                      85,733

Accrued Preferred Stock Dividends                                                          (4,208)                      (4,208)

Net Loss during the development stage                                                                   (33,391)       (33,391)
                                      -------------   -------------- --------------  -------------  ------------  -------------

Balance - December 31, 1999            $     2,370     $    204,775    $    97,131    $    (4,208)   $  (58,531)   $   241,537
                                      =============   ============== ==============  =============  ============  =============











    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       (See Independent Auditor's Report)



                                                                                                               Cumulative
                                                                                                             From Inception
                                                                                                                8/18/1994
                                                                                                                 through
                                                                      Year Ending        Year Ending           12/31/1999
                                                                       12/31/1998         12/31/1999           (Unaudited)
                                                                     ---------------   -----------------   --------------------
Cash Flows from Operating Activities:

              Net Income (Loss) from operations                        $     (8,303)     $      (33,391)       $       (58,531)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                    Accrued Interest                                          6,080               6,360                 21,440
                                                                     ---------------   -----------------   --------------------
                       Net cash used in operating activities                 (2,223)            (27,031)       $       (37,091)
                                                                     ---------------   -----------------   --------------------

Cash Flows from Financing Activities:

              Inventories                                                      (484)                  -                 (1,434)
              Capitalized selling expenses                                   (3,395)             (1,120)                (7,790)
              Capitalized general and administrative expenses                     -                (905)                (4,901)
              Capitalized engineering expenses                              (15,956)             (9,000)               (48,829)
              Capitalized patent expenses                                      (652)             (1,000)                (7,042)
              Proceeds from issuance of note                                  3,000                   -                 53,000
              Net proceeds from sale of common stock                              -                   -                 18,543
              Net proceeds from sale of preferred stock                           -              85,733                 85,733
                                                                     ---------------   -----------------   --------------------
                       Net cash provided by financing activities            (17,487)             73,708                 87,280
                                                                     ---------------   -----------------   --------------------

Net Increase in cash and cash equivalents                                   (19,710)             46,677                 50,189

Cash and equivalents, beginning of the year                                  23,222               3,512                      -
                                                                     ---------------   -----------------   --------------------

Cash and equivalents, end of the year                                 $       3,512     $        50,189       $         50,189
                                                                     ===============   =================   ====================

                      ULTIMATE SECURITY SYTEMS CORPORATION
                            SUPPLEMENTAL INFORMATION
                               COSTS AND EXPENSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                       (See Independent Auditor's Report)



                                                                             Cumulative
                                                                           From Inception
                                                                             8/18/1994
                                                                              through
                                         Year Ending       Year Ending       12/31/1999
                                          12/31/1998        12/31/1999      (Unaudited)
                                       ---------------   ---------------   ----------------
Selling Expenses:

              Promotions                 $           -     $       1,907     $        2,093
              Telephone                              -               923              1,013
              Advertising                            -            13,235             14,527
              Printing                               -             7,134              7,831
                                        ---------------   ---------------   ----------------
                                                     -            23,199             25,464
                                        ---------------   ---------------   ----------------
General and Administrative Expenses:

              Office Expenses                    2,143             3,832             11,547
              Bank Charges                          80                 -                 80
                                        ---------------   ---------------   ----------------
                                                 2,223             3,832             11,627
                                        ---------------   ---------------   ----------------

Total Costs and Expenses                 $       2,223     $      27,031     $       37,091
                                        ===============   ===============   ================




    The accompanying notes are an integral part of these financial statements

Ultimate Security Systems Corporation
NOTES TO THE FINANCIAL STATEMENTS
For the Period Ending December 31, 1999

(See Independent Auditor's Report)



NOTE 1 - THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Consistent with SFAS No. 7 the Company is classified as a Development Stage Enterprise. Accordingly, the accompanying financial statements represent those of a development stage enterprise.

History of Operations
---------------------

The Company was incorporated on August 18, 1994. Since inception and through the period ending December 31, 1995, the Company's efforts were devoted primarily to an assessment of the automotive aftermarket and commercial truck market structures, an assessment of competitors and their products within those markets, pricing strategies of competitors, product attribute and positioning strategies of competitors, and an assessment of the technologies employed in competitive products.

During this same period, the Company began refining, with various industry sources, experts and consultants with industry knowledge and experience, competitive strategies for positioning its products, undertook product refinements and enhancements, and began to focus its efforts on securing manufacturer representatives for product representation, developing joint ventures, securing third party product endorsements, and to secure financing to begin commercialization of its products.

In 1996, the Company was issued its first patent covering the automotive anti-theft and anti-carjacking products. During the year, the company also filed a Continuation-In-Part to expand its patent coverage and to include product enhancements and refinements. In this same year, the Company initiated international patent filings.

During this same year, the Company's efforts were primarily devoted to obtaining financing to begin commercialization of the Company's products in addition to the activities from the prior year. In the second quarter of 1996, the Company entered into a distribution agreement for the Los Angeles, California area and shortly thereafter obtained financing to begin a limited introduction of its automotive aftermarket products for this region.

In 1997 the Company's efforts were devoted to obtaining additional financing for production and commercialization of the Company's products in conjunction with the development of selling and marketing collateral for the Los Angeles, California region product introduction. During this period, product engineering for commercialization and production of the automotive and commercial truck products yielded significant refinements in product design, manufacturability, and significant reductions in product costs.

The Company's efforts in 1998 were a continuation of those from the prior year. In the second quarter of this year, the Company entered into another distribution agreement that is national in scope.

In 1999, the Company continued its efforts from the prior year. During this period, limited trade advertising commenced together with limited specialty consumer public relations efforts. In the forth quarter, the Company added a manufacturers representative firm serving the greater New York area.

Nature of Operations
--------------------

The Company's primary business is to market an automobile anti-theft product that also has applications to the commercial truck market, to market an automobile anti-carjacking product, and to complete development and then market an anti-theft product for commercial trailers. The Company's current efforts are focused on securing financing for production of the automotive products associated with both a national distribution agreement and a distribution agreement for the Los Angeles, California region.

Inventories
-----------

Inventories consist primarily of components and are valued at first-in, first-out cost, which is not in excess of market. Display material and factory supplies are charged to selling expenses.

Nonrecurring Expenses
---------------------

The Company capitalizes certain nonrecurring costs and expenses associated with the commencement of operations, product engineering and production, and the commercialization of the Company's products. Upon transition from a development stage enterprise, these capitalized amounts will be amortized over their respective expected useful lives, or over twelve months from the date of transition.

Other Assets
------------

Other assets comprise certain capitalized nonrecurring costs and expenses in the amount of $68,598 and an estimated value of the Company's proprietary technologies in the amount of $200,000 the value of which was determined by the accountants to the Company consistent with prescribed valuation methodologies.

Other Liabilities
-----------------

Other liabilities consist of three Notes in the amounts of $50,000, $1,000, and $2,000 respectively. Each Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balances as of December 31, 1999 were $50,000, $1,000, and $2,000 respectively.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - STOCKHOLDERS' EQUITY

SFAS No. 7 requires disclosure of a) total consideration, monetary and nonmonetary expressed in dollars for each security issuance and for each equity security and, b) a description of the nature of the consideration received for each security issuance not involving cash and a description of the method of assigning dollar amounts to that consideration.

Stock issuances consist of common stock with $.01 par value. Each of the founders of the Company were issued 2,666,666 shares individually for the value of certain technologies incorporated into the Company's products.

Consideration for the security issuances did not consist of cash. The nature of the consideration, in addition to the right to the technologies incorporated into the Company's products, includes; professional time and costs incurred by one of the founders in the amount of $320,000; costs incurred and time spent on Company matters in lieu of alternative employment opportunities in the amount of $250,000; and time spent and nonaccountable expenses incurred by one of the founders in connection with the design and engineering of the Company's products in the amount of $160,000 respectively.

On April 3, 1997, the Company's Board of Directors approved amending the Company's Articles of Incorporation to: a) increase the number of authorized common shares to 20,000,000 with a par value of $.01 and b) authorize 5,000,000 shares of preferred stock with $.01 par value. The effect of this amendment has been presented retroactively to the date of inception in the accompanying financial statements.

The Company's Board of Directors also approved the issuance of up to 3,000,000 shares of common stock for sale to certain investors through a Regulation D, Rule 504 Offering in an aggregate amount not exceeding $1,000,000.

In August of 1997, the Company sold 265,498 shares of common stock pursuant to a Regulation D, Rule 504 Offering. The Company also issued 180,000 shares of common stock for certain legal and administrative costs incurred in conjunction with the Offering. Other costs associated with the Offering are charged to "Capital in excess of par value."

In August of 1999, the Company's Board of Directors approved the sale of 3 million shares of preferred stock at $1.00 per share through a Private Placement Regulation D, Rule 506 Offering.

Preferred shares have a par value of $0.01 and a cumulative 14% per annum dividend rate. The preferred shares carry a mandatory redemption by the Company at a rate of $2.00 for each preferred share within thirty six months of the subscription date, or the Company must cause the common stock of the Company to be listed on a stock exchange in which event the preferred shares are converted to two shares of common stock for each share of preferred stock. Additionally, each preferred share carries a warrant to purchase one share of the Company's common stock for $0.50 a share. As of December 31, 1999, the Company had sold 237,000 shares of preferred stock. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

NOTE 3 - COMMITMENTS

Associated with the Note in the amount of $50,000, the Company is obligated to pay; a) $10 for each unit sold until the amount of the Note is retired, then b) $5 for each unit sold until the amount of the Note is paid, and c) 1% of the Company's gross revenues for a period of ten years after conditions a) and b) have been met.

NOTE 4 - EARNINGS PER SHARE

Earnings per share is required under generally accepted accounting principles to be disclosed by public companies and entities that have made a filing or are in the process of making a filing with a regulatory agency to prepare for the sale of securities in a public market. The Company is a Development Stage Enterprise not in these categories and therefore is not required to report earnings per share. The planned principal operations have not commenced. Earnings per share was not disclosed since the ordinary meaning attributed to earnings per share would impart improper significance.

NOTE 5 - SUBSEQUENT EVENTS

On September 6, 2000, the Board of Directors memorialized a de facto increase in number of authorized preferred shares that had taken place during 1999. By Board Minute the Articles of Incorporation were amended to increase the number of authorized preferred shares to 6,000,000 shares with a par value of $0.01. Accordingly the effect of this increase has been shown in the financial statements as at December 31, 1999.

On September 6, 2000, the Board of Directors approved the sale of an additional 3,000,000 shares of preferred stock through Private Placement Regulation D, Rule 506 Offering.

                            JOHN KINROSS-KENNEDY
                           CERTIFIED PUBLIC ACCOUNTANT
                          2233 MARTIN STREET, SUITE 413
                              IRVINE, CA 92612-1452
                              TEL NO (949) 261-6881

--------------------------------------------------------------------------------





Board of Directors
Ultimate Security Systems Corporation
2082 Michelson Drive, Suite 100
Irvine, CA  92612


We have audited the accompanying balance sheet of Ultimate Security Systems Corporation as of December 31, 2000, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards issued by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets and liabilities of Ultimate Security Systems Corporation as at December 31, 2000 and the revenues, expenses and cash flows for the year then ended, in conformity with generally accepted accounting principles.





/s/ John Kinross-Kennedy

John Kinross-Kennedy, C.P.A.
April 10, 2001
Irvine, California

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET
                                DECEMBER 31, 2000

                       (See Independent Auditor's Report)


                                     ASSETS

Current Assets:
                  Cash                                                             $    1,291,251
                  Accounts Receivable                                                      13,495
                  Inventories                                                               5,904
                                                                                  ----------------
                               Total Current Assets                                                $    1,310,650

Other Assets                                                                                              338,567
                                                                                                  ----------------
Total Assets                                                                                       $    1,649,217
                                                                                                  ================

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
                  Accrued Interest                                                 $       27,000
                  Accrued Preferred Stock Dividends                                       513,304
                                                                                  ----------------
                               Total Current Liabilities                                           $      540,304

Other Liabilities                                                                                          50,000

Stockholders' Equity:
                  Preferred Stock, $.01 par value; 6,000,000 shares authorized;
                  5,931,884 shares issued and outstanding                          $       55,111

                  Common Stock, $.01 par value; 50,000,000 shares authorized;
                  8,477,498 shares issued and outstanding                                 204,775

                  Capital in excess of par value                                        1,914,656

                  Accrued preferred stock dividends                                      (513,304)

                  Deficit accumulated during the development stage                       (602,325)
                                                                                  ----------------

                               Total Stockholders' Equity                                               1,058,913
                                                                                                  ----------------

Total Liabilities and Stockholders' Equity                                                         $    1,649,217
                                                                                                  ================







    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                               STATEMENT OF INCOME
              FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2000

                       (See Independent Auditor's Report)




Net Sales                                                                    $ 19,286

Costs and Expenses:

              Cost of Sales                             $    24,409
              Selling Expenses                              374,860
              General and Administrative Expenses           204,378           603,647
                                                        ------------    --------------
Income (Loss) from Operations                                                (584,361)

Other Income (Expense):

              Interest Income                           $    46,567
              Interest Expense                               (6,000)           40,567
                                                        ------------    --------------
Income (Loss) before provision for income taxes                              (543,794)

Provision for Income Taxes                                                          -
                                                                        --------------
Net Loss during the development stage                                     $  (543,794)
                                                                        ==============








    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                        STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2000

                       (See Independent Auditor's Report)



                                                                         Capital in       Preferred        Accumu-
                                          Preferred        Common        excess of          Stock           lated
                                            Stock          Stock         par value        Dividends        Deficit         Total
                                         -------------  -------------  ---------------  --------------   ------------- ------------
Balance - December 31, 1999               $     2,370    $   204,775    $      97,131    $     (4,208)    $  (58,531)   $   241,537

Sale of Stock                                  52,741                                                                        52,741

Capital in Excess of Par Value                                               1,817,525                                    1,817,525

Accrued Preferred Stock Dividends                                                            (509,096)                     (509,096)

Net Loss during development stage                                                                           (543,794)      (543,794)
                                         -------------  -------------  ---------------  --------------   ------------- ------------

Balance - December 31, 2000               $     55,111   $    204,775   $   1,914,656    $   (513,304)   $  (602,325)  $  1,058,913
                                         =============  =============  ===============  ==============   ============= ============



    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
              FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2000

                       (See Independent Auditor's Report)



Cash Flows from Operating Activities:

              Net Income (Loss) from operations                              $  (543,794)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                 Changes in assets and liabilities:
                    Accounts Receivable                                           13,495
                    Inventories                                                    4,470
                    Accrued Interest                                              (6,000)
                                                                          ---------------
                       Net cash used in operating activities                                    $   (531,829)

Cash Flows from Financing Activities:

              Capitalized selling expenses                                   $   (22,043)
              Capitalized general and administrative expenses                       (155)
              Capitalized engineering expenses                                   (66,488)
              Capitalized patent expenses                                         (9,897)
              Repayment of notes                                                  (3,000)
              Net proceeds from sale of stock                                  1,874,474
                                                                          ---------------
                       Net cash provided by financing activities                                   1,772,891
                                                                                            -----------------

Net Increase in cash and cash equivalents                                                          1,241,062

Cash and equivalents, December 31, 1999                                                               50,189
                                                                                            -----------------

Cash and equivalents, December 31, 2000                                                       $    1,291,251
                                                                                            =================















    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYTEMS CORPORATION
                            SUPPLEMENTAL INFORMATION
                       SELLING AND ADMINISTRATIVE EXPENSES
              FOR THE TWELVE MONTH PERIOD ENDING DECEMBER 31, 2000

                       (See Independent Auditor's Report)



Selling Expenses:

              Advertising                                            $   85,657
              Public Relations                                           35,017
              Rent                                                        6,414
              Telephone                                                   2,109
              Office Expenses                                             5,714
              Sample Units                                               20,650
              Printing                                                   25,093
              Postage                                                     4,710
              Travel                                                      4,873
              Tradeshows                                                 43,486
              Officer Salary                                            107,685
              Payroll Taxes                                              10,607
              Salaries and Wages                                         22,845
                                                                  -------------
                          Total Selling Expenses                    $   374,860
                                                                  =============

General and Administrative Expenses:

              Rent                                                  $     5,990
              Furniture Lease                                               420
              Telephone                                                   4,404
              Office Expenses                                             5,041
              Accounting                                                 11,742
              Legal                                                      10,200
              Bank Charges                                                  605
              Technical Representative Salary                            41,538
              Telephone                                                   3,660
              Officer Salary                                            107,685
              Payroll Taxes                                              13,093
                                                                  -------------
                      Total General & Administrative Expenses      $    204,378
                                                                  =============




    The accompanying notes are an integral part of these financial statements

Ultimate Security Systems Corporation
NOTES TO THE FINANCIAL STATEMENTS
For the Period Ending December 31, 2000


NOTE 1 - Summary of Significant Accounting Policies

Basis of Presentation
---------------------

Consistent with SFAS No. 7 the Company is classified as a Development Stage Enterprise. Accordingly, the accompanying financial statements represent those of a development stage enterprise. The accompanying audited financial statements have been prepared in accordance with generally accepted accounting principles. In the opinion of management, all adjustments necessary for as fair presentation of the financial statements have been included, and all adjustments are of a normal and recurring nature.

Description of Business
-----------------------

The Company's primary business is to market an automobile anti-theft product that also has applications to the commercial truck market, to market an automobile anti-carjacking product, and to complete development and then market an anti-theft product for commercial trailers. The Company's current efforts are focused on securing financing for production of the automotive products associated with both a national distribution agreement and a distribution agreement for the Los Angeles, California region.

History
-------

The Company was incorporated on August 18, 1994. Since inception and through the period ending December 31, 1995, the Company's efforts were devoted primarily to an assessment of the automotive aftermarket and commercial truck market structures, an assessment of competitors and their products within those markets, pricing strategies of competitors, product attribute and positioning strategies of competitors, and an assessment of the technologies employed in competitive products.

During this same period, the Company began refining, with various industry sources, experts and consultants with industry knowledge and experience, competitive strategies for positioning its products, undertook product refinements and enhancements, and began to focus its efforts on securing manufacturer representatives for product representation, developing joint ventures, securing third party product endorsements, and to secure financing to begin commercialization of its products.

In 1996, the Company was issued its first patent covering the automotive anti-theft and anti-carjacking products. During the year, the company also filed a Continuation-In-Part to expand its patent coverage and to include product enhancements and refinements. In this same year, the Company initiated international patent filings.

During this same year, the Company's efforts were primarily devoted to obtaining financing to begin commercialization of the Company's products in addition to the activities from the prior year. In the second quarter of 1996, the Company entered into a distribution agreement for the Los Angeles, California area and shortly thereafter obtained financing to begin a limited introduction of its automotive aftermarket products for this region.

In 1997 the Company's efforts were devoted to obtaining additional financing for production and commercialization of the Company's products in conjunction with the development of selling and marketing collateral for the Los Angeles, California region product introduction. During this period, product engineering for commercialization and production of the automotive and commercial truck products yielded significant refinements in product design, manufacturability, and significant reductions in product costs.

The Company's efforts in 1998 were a continuation of those from the prior year. In the second quarter of this year, the Company entered into another distribution agreement that is national in scope.

In 1999, the Company continued its efforts from the prior year. During this period, limited trade advertising commenced together with limited specialty consumer public relations efforts. In the fourth quarter, the Company added a manufacturers representative firm serving the greater New York area.

In 2000, the Company continued its efforts from the prior years. During this period, trade advertising for the acquisition of additional authorized retail dealers and manufacturers representative firms was increased together with the expansion of specialty consumer advertising and public relations efforts. In the second quarter, the Company commenced shipments of its product to dealers to fill retail sales orders.

Cost of Sales
-------------

Direct component costs              $          10,561
Assembly labor                                  1,384
Facilities                                      5,337
Personnel                                       6,939
Warranty                                          188
                                    -----------------
                                    $          24,409

Inventories
-----------

Inventories consist primarily of components and are valued at cost. Finished units are furnished to both current and potential authorized dealers for evaluation, for display, or for installation on "project" vehicles, and to selling representatives. These units are charged to selling expense and removed from inventory. For the period currently ending, the number of units and amounts charged to selling expenses were 350 and $20,650 respectively.

Nonrecurring Expenses
---------------------

The Company capitalizes certain nonrecurring costs and expenses associated with the commencement of operations, product engineering and production, and the commercialization of the Company's products. Upon transition from a development stage enterprise, these capitalized amounts will be amortized over their respective expected useful lives, or over twelve months from the date of transition.

Other Assets
------------

Other assets comprise certain capitalized nonrecurring costs and expenses in the amount of $138,567 and an estimated value of the Company's proprietary technologies in the amount of $200,000 the value of which was determined by the accountants to the Company consistent with prescribed valuation methodologies.

Other Liabilities
-----------------

Other liabilities consist of a Note in the amount of $50,000. The Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balance as of December 31, 2000 was $50,000.

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - Stockholders' Equity

SFAS No. 7 requires disclosure of a) total consideration, monetary and nonmonetary expressed in dollars for each security issuance and for each equity security and, b) a description of the nature of the consideration received for each security issuance not involving cash and a description of the method of assigning dollar amounts to that consideration.

Stock issuances consist of common stock with $.01 par value. Each of the founders of the Company were issued 2,666,666 shares individually for the value of certain technologies incorporated into the Company's products.

Consideration for the security issuances did not consist of cash. The nature of the consideration, in addition to the right to the technologies incorporated into the Company's products, includes; professional time and costs incurred by one of the founders in the amount of $320,000; costs incurred and time spent on Company matters in lieu of alternative employment opportunities in the amount of $250,000; and time spent and nonaccountable expenses incurred by one of the founders in connection with the design and engineering of the Company's products in the amount of $160,000 respectively.

On April 3, 1997, the Company's Board of Directors approved amending the Company's Articles of Incorporation to: a) increase the number of authorized common shares to 20,000,000 with a par value of $.01 and b) authorize 5,000,000 shares of preferred stock with $.01 par value. The effect of this amendment has been presented retroactively to the date of inception in the accompanying financial statements.

The Company's Board of Directors also approved the issuance of up to 3,000,000 shares of common stock for sale to certain investors through a Regulation D, Rule 504 Offering in an aggregate amount not exceeding $1,000,000.

In August of 1997, the Company sold 265,498 shares of common stock pursuant to a Regulation D, Rule 504 Offering. The Company also issued 180,000 shares of common stock for certain legal and administrative costs incurred in conjunction with the Offering. Other costs associated with the Offering are charged to "Capital in excess of par value."

In August of 1999, the Company's Board of Directors approved the sale of 3 million shares of preferred stock through a Private Placement Regulation D, Rule 506 Offering. The shares are being sold for $1.00 a share with a par value of $0.01 and a cumulative 14% per annum dividend rate. The preferred shares carry a mandatory redemption by the Company at a rate of $2.00 for each preferred share within thirty six months of the subscription date, or the Company must cause the common stock of the Company to be listed on a stock exchange in which event the preferred shares are converted to two shares of common stock for each share of preferred stock. Additionally, each preferred share carries a warrant to purchase one share of the Company's common stock for $0.50 a share. As of December 31, 1999, the Company had sold 237,000 shares of preferred stock. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

On September 6, 2000, the Company's Board of Directors approved amending the Company's Articles of Incorporation to: a) increase the number of authorized common shares to 50,000,000 with a par value of $.01 and b) increase the number of authorized preferred shares to 6,000,000 with $.01 par value. The effect of this amendment has been presented retroactively to the date of inception in the accompanying financial statements. On September 6, 2000, the Company's Board of Directors also approved the sale of an additional 3 million shares of preferred stock through the Private Placement Regulation D, Rule 506 Offering. As of December 31, 2000, the Company had sold 5,444,884 shares of preferred stock. Legal, printing, distribution, marketing and related costs associated with the Preferred Stock Offering are charged to "Capital in excess of par value."

NOTE 3 - Commitments

Associated with the Note in the amount of $50,000, the Company is obligated to pay; a) $10 for each unit sold until the amount of the Note is retired, then b) $5 for each unit sold until the amount of the Note is paid, and c) 1% of the Company's gross revenues for a period of ten years after conditions a) and b) have been met.

NOTE 4 - Earnings Per Share

Earnings per share is required under generally accepted accounting principles to be disclosed by public companies and entities that have made a filing or are in the process of making a filing with a regulatory agency to prepare for the sale of securities in a public market. The Company is a Development Stage Enterprise not in these categories and therefore is not required to report earnings per share amounts.

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                                  BALANCE SHEET
                                 MARCH 31, 2001

                  (See Independent Accountant's Review Report)


                                     ASSETS

Current Assets:
                  Cash                                                             $   1,112,890
                  Accounts Receivable                                                     32,012
                  Inventories                                                              3,354
                                                                                 ----------------

                               Total Current Assets                                               $    1,148,256

Other Assets                                                                                             326,790
                                                                                                 ----------------


Total Assets                                                                                      $    1,475,046
                                                                                                 ================



                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
                  Accrued Interest                                                 $      27,300
                  Accrued Preferred Stock Dividends                                      728,499
                                                                                 ----------------

                               Total Current Liabilities                                          $      755,799

Other Liabilities                                                                                         50,000

Stockholders' Equity:
                  Preferred Stock, Series "A", $.01 par value; 7,000,000 shares
                  authorized; 6,038,614 shares issued and outstanding              $      56,179

                  Preferred Stock, Series "B", $.01 par value; 5,000,000 shares
                  authorized; none issued and outstanding                                      -

                  Common Stock, $.01 par value; 50,000,000 shares authorized;
                  8,477,498 shares issued and outstanding                                204,775

                  Capital in excess of par value                                       1,993,636

                  Accrued preferred stock dividends                                     (728,479)

                  Deficit accumulated during the development stage                      (856,844)
                                                                                 ----------------


                               Total Stockholders' Equity                                                669,267
                                                                                                 ----------------


Total Liabilities and Stockholders' Equity                                                       $     1,475,066
                                                                                                 ================




    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                               STATEMENT OF INCOME


                FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2001

                  (See Independent Accountant's Review Report)




Net Sales                                                                                                $     39,971

Costs and Expenses:

              Cost of Sales                                                             $    27,082
              Selling Expenses                                                              213,677
              General and Administrative Expenses                                             66,068          306,827
                                                                                        ------------    --------------


Income (Loss) from Operations                                                                                (266,856)

Other Income (Expense):

              Interest Income                                                            $   13,837
              Interest Expense                                                               (1,500)           12,337
                                                                                        ------------    --------------


Income (Loss) before provision for income taxes                                                              (254,519)

Provision for Income Taxes                                                                                          -
                                                                                                        --------------


Net Loss during the development stage                                                                    $   (254,519)
                                                                                                        ==============





    The accompanying notes are an integral part of these financial statements

                        STATEMENT OF STOCKHOLDERS' EQUITY
                FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2001

                  (See Independent Accountant's Review Report)




                                                                         Capital in     Preferred         Accumu-
                                          Preferred        Common        excess of        Stock            lated
                                            Stock          Stock         par value      Dividends          Deficit          Total
                                         -------------  -------------  --------------  -------------   --------------   -----------
Balance, December 31, 2000                $    55,111    $  204,775     $ 1,914,656     $ (513,304)      $ (602,325)    $ 1,058,913

Sale of Stock                                   1,068                                                                         1,068
                                                                                                                                  -
Capital in Excess of Par Value                                               78,980                                          78,980
                                                                                                                                  -
Accrued Preferred Stock Dividends                                                         (215,175)                         215,175)
                                                                                                                                  -
Net Loss during development stage                                                                          (254,519)       (254,519)
                                         -------------  -------------  -------------  --------------     -------------  -----------

Balance, March 31, 2001                   $    56,179    $   204,775   $   1,993,636    $  (728,479)    $  (856,844)    $   669,267
                                         =============  =============  ==============  ===============  =============   ===========





    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYSTEMS CORPORATION
                             STATEMENT OF CASH FLOWS
                FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2001

                  (See Independent Accountant's Review Report)




Cash Flows from Operating Activities:

              Net Income (Loss) from operations                                       $     (254,519)
              Adjustments to reconcile net income (loss) to net cash
                 provided by operating activities:
                 Changes in assets and liabilities:
                    Accounts Receivable                                                       (6,005)
                    Inventories                                                                3,354
                    Accrued Interest                                                             300
                                                                                     ----------------

                       Net cash used in operating activities                                             $      (256,870)

Cash Flows from Financing Activities:

              Other Assets:
                  Capitalized selling expenses                                          $          -
                  Capitalized general and administrative expenses                                  -
                  Capitalized engineering expenses                                            (1,020)
                  Capitalized patent expenses                                                   (518)
                  Net proceeds from sale of preferred stock                                   80,047
                                                                                     ----------------

                       Net cash provided by financing activities                                                  78,509
                                                                                                        -----------------


Net Decrease in cash and cash equivalents                                                                       (178,361)

Cash and equivalents, December 31, 2000                                                                        1,291,251
                                                                                                        -----------------


Cash and equivalents, March 31, 2001                                                                     $     1,112,890
                                                                                                        =================











    The accompanying notes are an integral part of these financial statements

                      ULTIMATE SECURITY SYTEMS CORPORATION
                            SUPPLEMENTAL INFORMATION
                       SELLING AND ADMINISTRATIVE EXPENSES
                FOR THE THREE MONTH PERIOD ENDING MARCH 31, 2001

                  (See Independent Accountant's Review Report)




Selling Expenses:

              Advertising                                          $     61,928
              Public Relations                                           32,850
              Rent                                                        3,412
              Telephone                                                     833
              Office Expenses                                             2,689
              Sample Units                                                1,239
              Printing                                                   15,939
              Postage                                                     2,779
              Travel                                                      1,649
              Tradeshows                                                 15,432
              Officer Salary                                             32,305
              Payroll Taxes                                               6,812
              Salaries and Wages                                         35,810
                                                                   -------------

                      Total Selling Expenses                       $    213,677
                                                                   =============


General and Administrative Expenses:

              Rent                                                 $      1,510
              Furniture Lease                                               105
              Telephone                                                   1,216
              Office Expenses                                             1,844
              Legal                                                      10,000
              Technical Representative Salary                            13,461
              Insurance - Medical                                         1,050
              Officer Salary                                             32,305
              Payroll Taxes                                               4,577
                                                                   -------------

                       Total General & Administrative Expenses     $     66,068
                                                                   =============









    The accompanying notes are an integral part of these financial statements

For the three month period ending March 31, 2001

Ultimate Security Systems Corporation
NOTES TO THE FINANCIAL STATEMENTS (Reviewed)
For the three month period ending March 31, 2001

NOTE 1 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying reviewed financial statements of Ultimate Security Systems Corporation have been prepared in accordance with generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments necessary for a fair presentation of the interim financial statements have been included, and all adjustments are of a normal and recurring nature. The financial statements as of and for the interim period ended March 31, 2001 should be read in conjunction with the Company's financial statements as of and for the year ended December 31, 2000. Results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

Consistent with SFAS No. 7 the Company is classified as a Development Stage Enterprise. Accordingly, the accompanying financial statements represent those of a development stage enterprise.

Description of Business

The Company's primary business is to market an automobile anti-theft product that also has applications to the commercial truck market, to market an automobile anti-carjacking product, and to complete development and then market an anti-theft product for commercial trailers. The Company's current efforts are focused on developing retail authorized dealers, developing a national network of manufacturers sales representatives, the development of a direct sales force, expanding public relations efforts, and extending both trade and specialty consumer print media and internet advertising. In June of 2000, the Company began shipments of evaluation units to both existing and prospective authorized dealers, manufacturers sales representatives, and direct sales force individuals. In September of 2000, the Company began shipments of its anti-theft product for passenger and light-commercial vehicles.

Inventories

Inventories consist primarily of components and are valued at cost. Finished units are furnished to both current and potential authorized dealers for evaluation, for display, or for installation on "project" vehicles, and to selling representatives. These units are charged to selling expense and removed from inventory. For the period currently ending, the number of units and amounts charged to selling expenses were 59 and $1,239 respectively.

Nonrecurring Expenses

The Company capitalizes certain nonrecurring costs and expenses associated with the commencement of operations, product engineering and production, and the commercialization of the Company's products. Upon transition from a development stage enterprise, these capitalized amounts will be amortized over their respective expected useful lives, or over twelve months from the date of transition.

Other Assets

Other assets comprise certain capitalized nonrecurring costs and expenses in the amount of $126,790 and an estimated value of the Company's proprietary technologies in the amount of $200,000 the value of which was determined by the accountants to the Company consistent with prescribed valuation methodologies.

Other Liabilities

Other liabilities consist of a Note in the amount of $50,000. The Note carries a cumulative interest rate of 12% per annum on any outstanding balance. The outstanding balance as of March 31, 2001 was $50,000.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

NOTE 2 - Stockholders' Equity

On March 12, 2001, the Company's Board of Directors approved an increase in the authorized shares of preferred stock and its division into Series "A" :
7,000,000 shares and Series "B" : 5,000,000 shares. The Board also approved the sale of an additional 1 million shares of preferred stock, Series "A" through an extension of the August 1999 Private Placement Regulation D, Rule 506 Offering. As of March 31, 2001, the Company has sold 6,038,614 shares of preferred stock, Series "A".

NOTE 3 - Commitments

Associated with the Note in the amount of $50,000, the Company is obligated to pay; a) $10 for each unit sold until the amount of the Note is retired, then b) $5 for each unit sold until the amount of the Note is paid, and c) 1% of the Company's gross revenues for a period of ten years after conditions a) and b) have been met.

The Company leases "Executive" office suites in both California and Florida. Both offices are rented on a "month-to-month" basis with the minimum monthly rents being $505 and $950 respectively. The Company also leases, on a "month-to-month" basis, manufacturing facilities at a monthly rate of $490.

NOTE 4 - Other Financial Data

Cost of Sales

Cost of sales consists of:
    Component costs                 $ 13,747
    Direct labor                           0
    Facilities                         2,990
    Expenses                             210
    Management salary                  9,772
    Warranty expense                     363
                                    --------
                                    $ 27,082
                                    ========

PART III

Item 1.  Index to Exhibits
--------------------------

Copies of the following documents are filed with this Registration Statement on Form 10SB, as exhibits:

1        Corporate Charter of Ultimate Security Systems Corporation          E-1

2        Articles of Incorporation of
         Ultimate Security Systems Corporation
         and Amendments Thereto                                 E-2 through E-10

3        Bylaws of Ultimate Security Systems Corporation       E-11 through E-26

                                   SIGNATURES

         In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, California, on June 15, 2001.

                                       Ultimate Security Systems Corporation,
                                       a Nevada corporation


                                       By:      /s/ James Cooper
                                                --------------------------------
                                                James Cooper
                                       Its:     Chief Executive Officer